Exhibit 21.1

Subsidiaries

Name of Subsidiary	Jurisdiction of Formation

C.C. Carlton Industries, Ltd.	Texas
Constellation Network, Inc.	Delaware
MediGuide LLC	Delaware
AI Research Corporation	Delaware
Vanguard Healthcare Solutions LLC	Delaware
Bond Street Limited, LLC	Delaware